FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2015
Commission File Number 1-812

HAMILTON SUNDSTRAND de PUERTO RICO
SAVINGS PLAN
UNITED TECHNOLOGIES CORPORATION
10 Farm Springs Road
Farmington, Connecticut 06032

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Hamilton Sundstrand de Puerto Rico Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hamilton Sundstrand de Puerto Rico Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 24, 2016

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31, 2015	December 31, 2014
Assets:
Investments, at fair value	$20,819,842	$20,099,468
Contributions receivable:
Participants'	43,795	49,243
Employer's	15,577	17,583
Notes receivable from participants	3,584,699	3,500,985
Net assets available for benefits	$24,463,913	$23,667,279

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
Additions to net assets attributed to:
Investment income:
Interest	$907
Dividends	916,534
Contributions:
Participants'	2,142,869
Employer's	723,000
Interest income on notes receivable from participants	285,171
Total additions	4,068,481
Deductions from net assets attributed to:
Net depreciation in fair value of investments	1,901,258
Distributions to participants or beneficiaries	1,370,589
Total deductions	3,271,847
Net increase	796,634
Net assets available for benefits December 31, 2014	23,667,279
Net assets available for benefits December 31, 2015	$24,463,913
The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The Hamilton Sundstrand de Puerto Rico Savings Plan, formerly known as the Sundstrand de Puerto Rico Employee Savings Plan (the Plan), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (ERISA), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation (UTC or Employer). The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from UTC.
Trustee and Recordkeeper. Banco Popular de Puerto Rico is the Plan's Trustee and Administrative Recordkeeper and holds all of the Plan's assets and performs participant account recordkeeping services.
Contributions and Vesting. Participants may elect to contribute up to $15,000 of pre-tax eligible compensation, as defined, and may make additional after-tax contributions through payroll deductions subject to statutory limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2015, the Plan offered seven investment options to participants: three growth funds, one income fund, two money market funds and UTC Common Stock.
The company matching contribution is equal to 100 percent of the participant's eligible contributions from the first 2 percent of base pay, as defined. Employer and participant contributions are deposited into the investment funds in accordance with the participants' elections.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service, as defined.
Participant Accounts. Based on the participant's account balance, the Plan allocates interest, dividends, and realized and unrealized gains and losses on investments of the funds directly to each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures are used to reduce the Employer contribution to the Plan. For the year ended December 31, 2015, approximately $10,000 of forfeitures was used to fund a portion of UTC's contributions.
Voting Rights. UTC Common Stock is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the stock. All shares of Employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC Common Stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.
Notes Receivable from Participants. Participants may elect to borrow from their account balances a minimum of $500 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less, with terms ranging from 1 to 10 years. The interest rate on participant loans was 9 percent during 2015 and 2014.
Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant or beneficiary in the case of death. Participants are also eligible for hardship withdrawals in accordance with the Plan document.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition. The Plan's investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion of how the fair values of the Plan's investments were determined.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.
Net appreciation in the fair value of investments includes realized and unrealized gains and losses.

Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.
Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2015. Investment management fees are included within net appreciation.
Payments of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring December 31, 2015 through the date the financial statements were issued.
NOTE 3 - FAIR VALUE OF INVESTMENTS
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of those investments:
Interest-bearing cash – Money market accounts are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. The money market accounts that are invested in by the Plan are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest. The money market fund is traded daily without restriction.
Mutual funds – Shares held in mutual funds are valued at the prices as of the last business day of each period presented.
UTC Common Stock – UTC Common Stock is stated at fair value determined using the closing sales price as of the valuation date.
There have been no transfers in or out of Level 1 and Level 2 fair value measurements during the year ended December 31, 2015.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$79,879	$—	$—	$79,879
Money market accounts	—	6,500,516	—	6,500,516
Mutual funds	8,479,090	—	—	8,479,090
UTC Common Stock	5,760,357	—	—	5,760,357
Total	$14,319,326	$6,500,516	$—	$20,819,842

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$148,842	$—	$—	$148,842
Money market accounts	—	5,579,186	—	5,579,186
Mutual funds	8,018,610	—	—	8,018,610
UTC Common Stock	6,352,830	—	—	6,352,830
Total	$14,520,282	$5,579,186	$—	$20,099,468
NOTE 4 - RELATED-PARTY TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions. During the year ended December 31, 2015, the Plan purchased shares of UTC Common Stock in the amount of $1,600,535 including dividends and interest in the amount of $148,148, sold shares of UTC Common Stock in the amount of $1,068,490, and had net depreciation in the fair value of the UTC Common Stock in the amount of $1,124,518. The total value of the Plan's interest in UTC Common Stock was $5,760,357 and $6,352,830 at December 31, 2015 and 2014, respectively.

NOTE 5 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
NOTE 6 - TAX STATUS
Effective January 1, 2011, the Hamilton Sundstrand de Puerto Rico Savings Plan was amended to comply with the provisions of the Internal Revenue Code (IRC) for a new Puerto Rico, as amended (Code) and the Internal Revenue Circular Letter No. 11-10 of December 16, 2011.
During 2012, the Plan was amended to incorporate the new limits and other modifications required by the Internal Revenue Code for a New Puerto Rico and Technical Amendment (Act No. 232) and to be in compliance with the Act No. 232 issued in 2011.
On April 26, 2013, the Plan received correspondence from The Puerto Rico Department of Treasury stating the amendments made to the Plan in 2012, as discussed above, were approved and comply with the provisions of the new Puerto Rico Internal Revenue Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by The Puerto Rico Department of Treasury. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 7 – ACCOUNTING PRONOUNCEMENTS
In July 2015, the FASB issued Accounting Standards Update (ASU) 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force). This ASU is intended to reduce complexity in employee benefit plan accounting. Part I of the ASU designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of the ASU simplifies investment disclosures by eliminating certain requirements, including the requirement to disclose individual investments that represent 5% or more of net assets. Part III of the ASU simplifies accounting for plans with fiscal year ends that do not coincide with a calendar month end. This ASU is effective for annual reporting periods beginning after December 15, 2015, with earlier application permitted. Parts I and III of this ASU are not applicable to the Plan. The provisions of Part II of this ASU have been adopted for the current Plan year and retrospectively for the Plan year ended December 31, 2014 and did not have a material impact on the financial statements.

SUPPLEMENTAL SCHEDULE
HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	United Technologies Corporation	Common Stock, $1.00 par value	**	$5,760,357
	Federated Government Obligations Fund	Money Market Fund	**	5,565,376
	Deutsche Equity 500 Index Fund	Mutual Fund	**	4,733,316
	Vanguard Small Cap Index Fund	Mutual Fund	**	1,579,038
	Deutsche U.S. Bond Index Fund	Mutual Fund	**	1,565,146
	Deutsche Cash Management Fund Institutional	Money Market Fund	**	935,140
	Deutsche EAFE Equity Fund Index	Mutual Fund	**	601,590
	Banco Popular Time Deposit Open Account	Interest-Bearing Cash Account	79,879	79,879
*	Plan Participants	Notes receivable from participants collateralized by participant balances, 9 percent interest, terms ranging from 1 to 10 years	—	3,584,699
				$24,404,541

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

SIGNATURE
The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Dated:	June 24, 2016	By:	/s/ NATALIE MORRIS
Natalie Morris VP, Global Benefits & HR Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.